



Nick Iovacchini · 2nd

Entrepreneur | Man on a Mission

New York, New York, United States · **Contact info**

500+ connections

2 mutual connections: Gregory Okshteyn and Maria Springer

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KETTLE **KettleSpace Inc.**

GW **The George Washington University**

About

I'm incredibly passionate about helping teams + orgs unlock the true benefits of new work models

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Activity

1,343 followers

Nick Iovacchini commented on a post · 3w

Huge congrats!!!

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Experience

KETTLE **Co-Founder**
KettleSpace Inc.
Oct 2016 - Present · 5 yrs 9 mos
New York, NY

Co-Founder
Distilled NY
Aug 2012 - Present · 9 yrs 11 mos
New York, NY

Founder
Inizia Consulting
Jan 2009 - Present · 13 yrs 6 mos
Sleepy Hollow, NY

Co-Founder
GameWear
Jan 2002 - Jun 2009 · 7 yrs 6 mos
Hoboken, New Jersey

Co-Founder
Bella Consultants
Jan 2002 - Feb 2004 · 2 yrs 2 mos
Asheville, North Carolina Area

Education

GW **The George Washington University**
Master's degree, International Finance
2000 - 2002

Rice University
Bachelor's degree, Economics
1997 - 2000

Skills

Early Stage Ventures

Start-ups

Recommendations

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Interests

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Tsedal Neeley 🔗 · 2nd


Tsedal Neeley · 2nd
Professor at Harvard Business School | 2022
Top LinkedIn Voice In Remote Work |
Thinkers50 | Author of REMOTE WORK
REVOLUTION & THE DIGITAL MINDSET (Avail
Now)| tsedal.com
25,404 followers